UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

IMMUNE NETWORK LTD.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

452925
(CUSIP Number)

HUGH WYNNE-EDWARDS 2030 27th Street, West Vancouver, British Columbia Canada V7V 4L4
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     [ ].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	452925

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HUGH WYNNE-EDWARDS TERRACY INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADIAN (Hugh Wynne-Edwards); CANADA (Canada Business Corporations Act)(Terracy Inc.)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
69,324,810 Common Shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
69,324,810 Common Shares
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,324,810 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36%
14	TYPE OF REPORTING PERSON (See Instructions)
IN (Hugh Wynne-Edwards); CO (Terracy Inc.)

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source Symbol

Subject Company (Company whose securities are being acquired) SC

Bank BK

Affiliate (of reporting person) AF

Working Capital (or reporting person) WC

Personal Funds (of Reporting person) PF

Other OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise furnish place of organization. (See Item 2 of Schedule 13D.)

(7) - (11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(14) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category Symbol

Broker-Dealer BD

Bank BK

Insurance Company IC

Investment Company IV

Investment Advisor IA

Employee Benefit Plan, Pension Fund, or Endowment Fund EP

Parent Holding Company HC

Corporation CO

Partnership PN

Individual IN

Other OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross-references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

General Instructions

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matters incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.
  Security and Issuer

  This Statement relates to Common Shares without par value of Immune Network Ltd. (the "Issuer"). The principal executive offices of the Issuer are located at 3650 Wesbrook Mall, Vancouver, British Columbia, Canada V6S 2L2

  Identity and Background

  This statement is being filed by:

  (a) Hugh Wynne-Edwards

  (b) Address: 2030 27th Street, West Vancouver, British Columbia, Canada V7V 4L4.

  (c) Mr. Wynne-Edwards is not an officer or director of the Issuer.

  (d) During the last five years, Mr. Wynne-Edwards has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) During the last five years, Mr. Wynne-Edwards has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) Mr. Wynne-Edwards is a citizen of Canada.

  (g) Mr. Wynne-Edwards is an investor and the controlling shareholder of Terracy Inc.

  (h) Terracy Inc. is a Canadian corporation incorporated under the Canada Business Corporations Act and is wholly controlled by Mr. Wynne-Edwards.

  (i) Address: 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1B3

  Source and Amount of Funds or Other Considerations

  Of the 69,874,810 Common Shares of the Issuer acquired by Mr. Wynne-Edwards in the transaction giving rise to the obligation to file this report, 230,010 Common Shares of the Issuer are owned directly by Mr. Wynne-Edwards, and 69,644,800 Common Shares of the Issuer are owned indirectly by Mr. Wynne-Edwards through Terracy Inc., a company wholly controlled by Mr. Wynne-Edwards.

  Of the 69,874,810 Common Shares of the Issuer directly and indirectly acquired by Mr. Wynne-Edwards, 69,004,800 Common Shares were issued to him without the payment of any additional consideration upon conversion of 4,013,333 class A convertible preferred shares in the Issuer on February 11, 2002. Mr. Wynne-Edwards had directly and indirectly (though Terracy Inc.) acquired the class A convertible preferred shares and 4,013,333 Common Shares of the Issuer on August 18, 2000, in consideration for his beneficial interest in B.C. Research Inc. ("BCR"), in connection with the Issuer's successful exempt take-over bid for approximately 66% of the issued and outstanding common shares of BCR.

  A private company located in Vancouver, British Columbia, BCR is a technology contract services company and technology incubator. BCR provides laboratory analysis and testing, field work, consulting services and applied research and development under contract in the following market areas: chemical process and analysis, environment health and safety and natural health product services. BCR also derives revenue from rental property.

  Purpose of Transaction

  On August 18, 2000, Mr. Wynne-Edwards acquired 4,013,333 Common Shares and 4,013,333 class A convertible preferred shares in the Issuer both directly and indirectly through Terracy Inc. Following the conversion of the class A convertible preferred shares in the Issuer on February 11, 2002, which transaction gave rise to the obligation to file this report, Mr. Wynne-Edwards owned a total of 69,874,810 Common Shares in the Issuer, of which 230,010 Common Shares were owned directly by Mr. Wynne-Edwards and 69,644,800 Common Shares were owned indirectly by Mr. Wynne-Edwards through Terracy Inc.

  Subject to market and business conditions and other factors, Mr. Wynne-Edwards, either directly himself or through Terracy Inc., may purchase additional shares, maintain his present ownership of shares or sell some or all of the shares. At present, Mr. Wynne-Edwards contemplates that such additional shares, if any, would also be purchased for investment purposes only.

  Interest in Securities of the Issuer

  (a) The aggregate number and percentage of Issuer Common Shares beneficially owned by Hugh Wynne-Edwards are 69,324,810 and 36%, respectively.

  (b) See Items 7 through 10 on the Cover Pages of this Schedule 13D.

  (c) The following transactions were effected since 60 days prior to the date of the event that requires filing of this statement: the sale of 550,000 Common Shares by Hugh Wynne-Edwards to Sprout Investments LLC, 464 NE 8th St., Boca Raton, FL, USA 33432 on February 19, 2002.

  Contracts, Arrangements, Understandings or Relationships
  with Respect to Securities of the Issuer

  Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between Mr. Wynne-Edwards and any other person with respect to any securities of the Company.

  Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2002
/s/ Hugh Wynne-Edwards
__________________________________
Signature

Hugh Wynne-Edwards_____________
Name/Title

Terracy Inc., by its authorized signatory:

/s/ Hugh Wynne-Edwards
_________________________________
Signature

Hugh Wynne-Edwards, Director & President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).